VIA EDGAR AND FACSIMILE

November 19, 2004

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Elaine Wolff, Special Counsel

Re:	Feldman Mall Properties, Inc. Registration No. 333-118246

Dear Ms. Wolff:

     On behalf of our client, Feldman Mall Properties, Inc., a Maryland corporation (the “Company” ), and in accordance with our telephone conversation of today, we wish to set forth (i) our conclusions that the contribution transaction involving the existing members of Feldman Equities of Arizona, LLC (“FEA”) is not a “roll-up transaction” within the meaning of Item 901 of Regulation S-K and (ii) proposed language to be added to the Prospectus relating to the integration issues raised by the Staff.

Roll-up Transaction

First, Item 941(c)(1) of Regulation S-K defines a roll-up transaction as “a transaction involving the combination or reorganization of one or more partnerships, directly or indirectly, in which some or all of the investors in any of such partnerships will receive new securities, or securities in another entity.” Item 901(b)(1) of Regulation S-K defines a partnership as a “(i) Finite-life limited partnership; or (ii) Other finite-life entity.” In addition Item 901(b)(2)(i) provides that a limited partnership or other entity is “finite life” if: (A) it operates as a conduit vehicle for investors to participate in the ownership of assets for a limited period of time; and (B) it has as a policy or purpose distributing to investors proceeds from the sale, financing or refinancing of assets or cash from operations, rather than reinvesting such proceeds or cash in the business (whether for the term of the entity or after an initial period of time following commencement of operations).”

FEA is not a finite life entity because it does not operate as a conduit vehicle for investors to participate in the ownership of assets for a limited period of time. It was organized as an infinite life limited liability company with no stated terms for dissolution and as the central vehicle for the Feldman organization to own, operate, manage and reposition under-performing or distressed malls. The members of FEA organized it to continue to make a series of investments in malls over time and to build a portfolio of malls in joint ventures with institutional investors. In addition, FEA did not have, as a policy or purpose, distributing to investors proceeds from the sale, financing or refinancing of assets. As Section 6.4 of the operating agreement of FEA provides: “Except as otherwise provided in this Agreement, all distributions shall be made at such times and in such amounts as is determined by the Manager.” In essence, the Manager of FEA determined when distributions to members would

United States Securities and Exchange Commission Attention: Elaine Wolff, Special Counsel	November 19, 2004

be made or if distributions would be made at all. Thus, it is clear that the contribution transaction involving the existing members of FEA is not a “roll-up transaction.”

Proposed Language

We would also propose to include in the filing the following disclosure:

The exemption tom the registration requirements of the Securities Act may not be available in the formation transactions. The exemption from the registration requirements of the Securities Act may not be available in the formation transactions. In connection with the formation transactions, members of our management team will receive 100,000 shares of common stock and 989,684 OP units to be held by Larry Feldman, our Chairman and Chief Executive Officer, and his affiliates, 233,504 OP units to be held by Jim Bourg, our Executive Vice President and Chief Operating Officer, 233,504 OP units to be held by Scott Jensen, our Executive Vice President of Leasing, 160,000 OP units to be held by Jeffrey Erhart, our Executive Vice President and General Counsel. The offering and issuance of these equity securities to our management team has been structured as a private placement transaction that is exempt from the registration requirements under the Securities Act of 1933 pursuant to the exemption afforded by Section 4(2) thereof and/or Regulation D thereunder. Under federal securities laws as interpreted by the Securities and Exchange Commission, an exemption from the registration requirements of the Securities Act of 1933 may not be available to an otherwise valid private placement if that private placement is determined to be “integrated” with another public offering. Generally, a valid private placement will not be “integrated” with another registered offering if the investor in the private placement has completed its investment decision with regard to the private placement before the initial filing of the registration statement for the registered offering and the definitive investment agreement executed prior to the initial filing of the registration statement is complete and encompasses all material terms. In addition, federal securities laws provide for a one-year rescission right for investors who purchase securities in an unregistered transaction for which the private offering exemption is not available. Because the investment agreements executed by the management team prior to the initial filing of the registration statement of which this prospectus is a part provide for the issuance to the management team of a fixed percentage (rather than a fixed number) of the equity securities of the company and the operating partnership that will not be sold by us in the offering made pursuant to this prospectus, a question may arise under federal securities laws as to whether the investment decisions of the management team were made prior to the initial filing of such registration statement, which could make the private placement exemption unavailable for the private placement made to the management team. On this issue, we have obtained an opinion from our legal counsel that the offer and issuance of the equity securities to the management team is exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and/or Regulation D promulgated thereunder. In addition, we will avoid any possible liability arising out of the private placement of the equity securities to the management team because each member of the management team has (i) indicated in writing to us that he will not under any circumstances exercise any rescission rights arising out of the formation transactions, (ii) irrevocably waived any right to rescission that may arise with respect to the formation transactions and (iii) irrevocably agreed with us and the operating partnership to contribute to the operating partnership any proceeds received by him as a result of any rescission action arising out of the formation transactions if it is ultimately determined that such statement and/or waiver is not enforceable.

United States Securities and Exchange Commission Attention: Elaine Wolff, Special Counsel	November 19, 2004

We have been advised by the Company and the underwriters that they plan to print the prospectus for the offering tonight. We would thus greatly appreciate resolving this matter tonight. Questions in connection with this letter should be directed to the undersigned at 212-878-8527.

Thank you for all of your thoughts and attention to this matter.

Very truly yours,

/s/ Jay L. Bernstein

Jay L. Bernstein, Esq.

cc:	Jeffrey A. Shady, Esq. Larry Feldman Jim Bourg Tom Wirth Alexander G. Simpson, Esq.